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                                                                    Page 1 of 12

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            AMENDMENT TO FORM U-3A-2

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                      CATALYST VIDALIA HOLDING CORPORATION
                                (Name of Company)


                                 AMENDMENT NO. 1

         The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its statement on Form U-3A-2 as set forth in the pages attached hereto:

         Exhibit A1 - Catalyst Old River Hydroelectric Limited Partnership
                      Audited 1998 Financial Statements

         Exhibit A2 - Catalyst Vidalia Corporation Unaudited 1998 Financial
                      Statements

         Exhibit A3 - Catalyst Vidalia Holding Corporation Unaudited 1998
                      Consolidated Financial Statements

         Exhibit A4 - Catalyst Vidalia Holding Corporation Unaudited 1998
                      Consolidating Financial Statements

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CATALYST VIDALIA HOLDING CORPORATION

                                         By:    /s/ Jack R. Sauer
                                                -------------------------
                                         Name:  Jack R. Sauer
                                                -------------------------
                                         Title: Vice President
                                                -------------------------


Date: March 24, 1999


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                                                                   EXHIBIT A1
                                                                   -------------
                                                                   Page 2 of 12

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 1998 FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Amendment No. 1 filed by Catalyst Vidalia Corporation (File number 69-00443) on March 24, 1999 amending its Form U-3A-2 to file the Catalyst Old River Hydroelectric Limited Partnership audited 1998 financial statements.

                                                                   EXHIBIT A2
                                                                   -------------
                                                                   Page 3 of 12

                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 1998 FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Amendment No. 1 filed by Catalyst Vidalia Corporation (File number 69-00443) on March 24, 1999 amending its Form U-3A-2 to file the Catalyst Vidalia Corporation unaudited 1998 financial statements.

                                                                   EXHIBIT A3
                                                                   -------------
                                                                   Page 4 of 12


               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)

                                    Unaudited


                                     ASSETS


                                                                  December 31,     December 31,
                                                                      1998             1997
                                                                   ---------        ---------

Cash and cash equivalents                                          $     359        $      94
Receivable from VCH and other assets                                     377              739
Investment in CORHLP                                                 150,677          148,523
Management fee receivable - CORHLP                                     1,195            4,996
                                                                   ---------        ---------
       Total assets                                                $ 152,608        $ 154,352
                                                                   =========        =========


               LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
       Accounts payable and accrued expenses                       $      73        $      44
       Management fee payable - GLP                                       --            1,600
       Intercompany payable to TCG, Inc.                               3,216               --
       Deferred income tax liability                                  17,432           11,493
                                                                   ---------        ---------
       Total liabilities                                              20,721           13,137
                                                                   ---------        ---------

Stockholder's equity:
       Common stock                                                      134              134
       Additional paid-in capital                                    114,394          132,894
       Retained earnings                                              17,359            8,187
                                                                   ---------        ---------
       Total stockholder's equity                                    131,887          141,215
                                                                   ---------        ---------
       Total liabilities and stockholders equity                   $ 152,608        $ 154,352
                                                                   =========        =========

                                                                   EXHIBIT A3
                                                                   -------------
                                                                   Page 5 of 12


               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (in thousands)

                                    Unaudited


                                                     Twelve Months
                                                  Ended December 31,
                                                  ------------------
                                                   1998        1997
                                                 --------    --------

Revenues:
   Equity interest in operating
      results of CORHLP ......................   $ 15,724    $ 12,474
   Management fee including accrued
      interest - CORHLP ......................      1,616       1,696
   Management fee - Lincorp ..................         35          35
   Investment income .........................          4          65
   Other income - tax refunds ................         68         112
   Management fee and interest - VC Holdings .        339        --
                                                 --------    --------
                                                   17,786      14,382
                                                 --------    --------

Expenses:
   General and administrative ................      2,149       1,686
   Deferred tax consolidation reversal expense       --         4,660
   Management consulting fees - GLP ..........        350         350
                                                 --------    --------
                                                    2,499       6,696
                                                 --------    --------


Pre tax income ...............................     15,287       7,686

Tax  provision ...............................     (6,115)     (3,075)
                                                 --------    --------

Net income ...................................   $  9,172    $  4,611
                                                 ========    ========

                                                                   EXHIBIT A3
                                                                   -------------
                                                                   Page 6 of 12


               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (in thousands)

                                    Unaudited


                                                                    Twelve Months
                                                                  Ended December 31,
                                                                 --------------------
                                                                   1998        1997
                                                                 --------    --------

Cash flows provided by (used in) operations:
  Net income .................................................   $  9,172    $  4,611
  Deferred income taxes ......................................      5,939       7,654
  Adjustments to reconcile net income to net
     cash provided by (used in) operating
     activities:
        Equity interest in operating results of CORHLP .......    (15,724)    (12,474)
        Distribution from CORHLP .............................     13,570        --
        Dividend payout to CENTURY ...........................    (18,500)       --
        Changes in operating assets and liabilities:
          Receivables and other assets .......................        362       1,048
          Management fee receivable - CORHLP .................      3,801      (1,340)
          Management fee payable - GLP .......................     (1,600)        350
          Other assets and liabilities, including intercompany      3,245          15
                                                                 --------    --------
Net cash provided by (used in) operating activities ..........        265        (136)
                                                                 --------    --------

Net increase (decrease) in cash and cash equivalents .........        265        (136)
Cash and cash equivalents beginning of the period ............         94         230
                                                                 --------    --------
Cash and cash equivalents at end of period ...................   $    359    $     94
                                                                 ========    ========

                                                                   EXHIBIT A3
                                                                   -------------
                                                                   Page 7 of 12


             CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      (in thousands, except share data)

                                  Unaudited


                                                                            Shares of                      Additional
                                                Shares                    Participating  Participating       Paid
                                              of Common      Common         Preferred      Preferred           In           Retained
                                                Stock         Stock           Stock          Stock           Capital        Earnings
                                               --------      --------       --------        --------        --------        --------

Balance December 31, 1996 .............           1,000         $ --         133,593        $    134        $132,894        $  3,576

Net income ............................                                                                                        4,611

                                               --------      --------       --------        --------        --------        --------
Balance December 31, 1997 .............           1,000           --         133,593        $    134         132,894           8,187


Dividend on Preferred Stock ...........                                                                      (18,500)

Net Income ............................                                                                                        9,172
                                               --------      --------       --------        --------        --------        --------

Balance December 31, 1998 .............           1,000         $ --         133,593        $    134        $114,394        $ 17,359
                                               ========      ========       ========        ========        ========        ========


                                                                   EXHIBIT A4
                                                                   -------------
                                                                   Page 8 of 12


                     CATALYST VIDALIA HOLDING CORPORATION

                         CATALYST VIDALIA CORPORATION

          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      (in thousands, except share data)

                                  Unaudited


                                                                                              Consolidation entries
                                                                                             ------------------------       Consol-
                                                                CVC            CVHC            Debit         Credit          idated
                                                             ---------       ---------       ---------      ---------      ---------

Cash ..................................................            113             246                                           359

Accounts receivable:
  Mgmt fee receivable CORHLP ..........................          1,195            --                               --          1,195
  Receivable from VCH, Inc. ...........................                            369                                           369
  Other receivable ....................................                              8                                             8
                                                                                                    --             --             --


Investment:
  CORHLP ..............................................         48,973                         111,942         10,238        150,677
  CVC .................................................                        119,543          36,007        155,550             --

Deferred income tax benefits:
  Federal .............................................                                          4,809          4,809             --
  State ...............................................                                          1,182          1,182             --

                                                                    --                                                            --
Intercompany account ..................................           (395)            395                             --             --
                                                             ---------       ---------       ---------      ---------      ---------

                                                                49,886         120,561         153,940        171,779        152,608
                                                             =========       =========       =========      =========      =========


Accounts payable and accrued expenses .................              2              71                                            73
Intercompany payable - TCG, Inc. ......................            731           2,485              --             --          3,216
                                                                                                    --                            --
Federal and state income taxes pay - I/C ..............            100           4,069          18,614         14,445             --
Deferred income taxes payable .........................         33,109           4,178          29,143          9,288         17,432
                                                             ---------       ---------       ---------      ---------      ---------

  Total liabilities ...................................         33,942          10,803          47,757         23,733         20,721
                                                             ---------       ---------       ---------      ---------      ---------


Common stock ..........................................                                                                           --
Participating preferred stock .........................                            134                                           134
Additional paid-in capital ............................                        114,394              --                       114,394
Retained earnings - pre November 5, 1991 ..............          1,331                           1,331                            --
Retained earnings - post November 5, 1991 .............         14,613          (4,770)         45,806         53,322         17,359
                                                             ---------       ---------       ---------      ---------      ---------

                                                                15,944         109,758          47,137         53,322        131,887
                                                             ---------       ---------       ---------      ---------      ---------


Total liabilities and stockholders equity .............         49,886         120,561          94,894         77,055        152,608
                                                             =========       =========       =========      =========      =========

                                                                   EXHIBIT A4
                                                                   -------------
                                                                   Page 9 of 12


                     CATALYST VIDALIA HOLDING CORPORATION

                         CATALYST VIDALIA CORPORATION

                     CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                                                             Consolidation entries
                                                                                          ---------------------------       Consol-
                                                             CVC            CVHC            Debit             Credit        idated
                                                          ---------       ---------       ---------         ---------      ---------




Revenue

Equity interest in operating results-
   Catalyst Old River Hydroelectric Ltd. Ptr.                15,724                                                          15,724
   Catalyst Vidalia Corporation                                               9,621           9,621                              --
Management fee, incl. int.  - CORHLP                          1,616                                                           1,616
Management fee - CVC                                                          1,616           1,616                              --
Management fee - Lincorp                                                         35                                              35
Management fee, incl. int.  - VCH                                               339                                             339
Interest income - other                                           4                                                               4
Other, net                                                       68                                                              68
                                                          ---------       ---------       ---------         ---------      ---------
                                                             17,412          11,611          11,237                --        17,786
                                                          ---------       ---------       ---------         ---------      ---------

  General and administrative                                     81           2,068                                           2,149
  Management consulting fees                                  1,616             350                             1,616           350
                                                          ---------       ---------       ---------         ---------      ---------

                                                              1,697           2,418              --             1,616         2,499
                                                          ---------       ---------       ---------         ---------      ---------

 Pretax income (loss)                                        15,715           9,193          11,237             1,616        15,287

 Tax (provision) benefit                                     (6,094)             --           6,115             6,094        (6,115)
                                                          ---------       ---------       ---------         ---------      ---------

 Net income (loss)                                            9,621           9,193          17,352             7,710         9,172
                                                          =========       =========       =========         =========      =========

                                                                   EXHIBIT A4
                                                                   -------------
                                                                   Page 10 of 12


                      CATALYST VIDALIA HOLDING CORPORATION
                          Consolidating Journal Entries
                                     (000's)
                                   12/31/1998


 1.* Retained Earnings                                      22,430
     Investment in CVC                                                      22,430

     Reverse CVCH's equity pick-up of CVC
     11/5/91-12/31/97

 1a. Equity pick-up of CVC                                   9,621
     Investment in CVC                                                       9,621

     Reverse CVCH's equity pick-up of CVC
     1/1-12/31/98

 2.  Management fee income-CVHC                              1,616
     Management fee expense-CVC                                              1,616

     Offset CVC management fee expense against CVHC management fee income 1/1-12/31/98

 3.  Provision for Taxes - Federal & State                   6,115
     Retained Earnings                                       3,173
      Deferred Taxes Payable                                                 9,288

      Record Top Side Tax Provision

  *  Historical

 4.  Management fee payable                                      -
     Management fee receivable                                                   -

     Reverse CVC's management fee payable to CVHC against CVHC's management fee receivable from CVC.

 5.  Investment in CORHLP                                  111,942
     Federal income taxes payable-I/C account               10,338
     Additional paid in capital                                  -
     Retained earnings pre 11/15/91                          1,331
     Deferred FIT receivable                                                   112
     I/C account                                                                 -
     Investment in CVC                                                     123,499

Record original investment elimination and purchase, adjusted for 77,450 dividend prior to 98, price accounting as of 11/5/91.

                                                                   EXHIBIT A4
                                                                   -------------
                                                                   Page 11 of 12


                      CATALYST VIDALIA HOLDING CORPORATION
                          Consolidating Journal Entries
                                     (000's)
                                   12/31/1998


 6.  Retained earnings post 11/5/91                          9,642
     1998 consolidating P/L entries                                          9,642

     Record 1998 P/L consolidating entries against retained earnings

 7.  Deferred Taxes Payable                                  9,043
     Retained Earnings                                                       2,949
     Tax Provision                                                           6,094

      Eliminate Effect of CVC Taxes Payable


 8.   Receivable from TCG, Inc.                                                  -
       Intercompany Payable - TCG, Inc.                          -

     To offset the receivable against the payable.

 9.* Retained Earnings                                      10,238
     Investment in CORHLP                                                   10,238

     To lower investment basis in CORHLP
     to correct amount.

10.* Investment in CVC                                      19,516
     Retained Earnings                                                      19,516

     To reverse book entry for consolidation

                                                                   EXHIBIT A4
                                                                   -------------
                                                                   Page 12 of 12


                      CATALYST VIDALIA HOLDING CORPORATION
                          Consolidating Journal Entries
                                     (000's)
                                   12/31/1998


11*.    FIT Payable - I/C account                               7,316
     Retained Earnings                                                       7,019
     Deferred FIT receivable                                                   241
     Deferred State tax receivable                                              56
     DIT payable - Federal I/C account                       3,101
     DIT payable - State  I/C account                          322
     Retained Earnings                                                       3,423
     Federal income taxes payable-I/C account                  775
     State income taxes payable-I/C account                    185
     Deferred FIT receivable                                                   775
     Deferred State receivable                                                 185
     Deferred tax asset-FIT                                  4,809
     Deferred tax asset-State                                1,182
     Deferred tax liability-FIT                                629
     Deferred tax liability-State                              161
     Retained earnings post 11/5/91                            323
     Income taxes payable-I/C                                                7,104
     Deferred Tax Provision-1996                             3,924
     Retained Earnings                                                       3,924
     Deferred Income Tax Payable                             4,622
     Deferred Income Tax Receivable - Fed.                                   3,681
     Deferred Income Tax Receivable - State.                                   941

     To consolidate prior consolidation entries 3,4,7,8,10,11.

12.  Deferred Income Taxes                                   7,341
     Income Taxes Payable                                                    7,341

     To Zero Out Income tax payable

13.  Investment in CVC                                      16,491
     Retained Earnings                                                      16,491

     Consolidation entry for dividend